UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

FORESCOUT TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

34553D101

(CUSIP Number)

Keith Meister

Patrick J. Dooley, Esq.

Corvex Management LP

667 Madison Avenue

New York, NY 10065

(212) 474-6700

Jeffrey L. Kochian

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-8069

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34553D101

1.	Name of Reporting Person: CORVEX MANAGEMENT LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 3,344,133*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 3,344,133*
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,344,133*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 7.2%*
14.	Type of Reporting Person (See Instructions): PN, IA

*

See Items 2 and 5. Collectively, the Corvex Persons (as defined below) and Jericho Persons (as defined below) beneficially own 6,689,227 shares of common stock of Forescout Technologies, Inc. (the “Issuer”), or approximately 14.5% of the shares of common stock outstanding.

CUSIP No. 34553D101

1.	Name of Reporting Person: KEITH MEISTER
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 3,344,133*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 3,344,133*
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,344,133*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 7.2%*
14.	Type of Reporting Person (See Instructions): IN, HC

*

See Items 2 and 5. Collectively, the Corvex Persons (as defined below) and Jericho Persons (as defined below) beneficially own 6,689,227 shares of common stock of the Issuer, or approximately 14.5% of the shares of common stock outstanding.

Item 1. Security and Issuer

The title of the class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the “Shares”), of Forescout Technologies, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 190 West Tasman Drive, San Jose, CA 95134.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2. Identity and Background

This statement on Schedule 13D is filed on behalf of Corvex Management LP, a Delaware limited partnership (“Corvex”), and Keith Meister, a U.S. citizen (collectively, the “Corvex Persons”). This statement relates to Shares held for the accounts of certain private investment funds for which Corvex acts as investment adviser, including Corvex Master Fund LP and Corvex Select Equity Master Fund LP, each a Cayman Islands limited partnership, the general partner of each of which is controlled by Mr. Meister (collectively, the “Corvex Funds”). The general partner of Corvex is controlled by Mr. Meister. The principal business address of each of Corvex and Mr. Meister is 667 Madison Avenue, New York, NY 10065. The principal business of Corvex is serving as the investment adviser of private investment funds, whose principal business is investing in securities. Mr. Meister’s principal occupation is serving as the Managing Partner of Corvex. A joint filing agreement of Corvex and Mr. Meister is attached hereto as Exhibit 1.

The Corvex Persons may be deemed to be members of a Section 13(d) group with Jericho Capital Asset Management L.P. and certain of its affiliates (the “Jericho Persons”). The Corvex Persons understand that the Jericho Persons will file a separate Schedule 13D containing their required information. For information on the Jericho Persons and Shares reported as beneficially owned by the Jericho Persons, please refer to the Schedule 13D filed by the Jericho Persons with respect to the Shares.

During the last five years, none of Corvex, Mr. Meister or any of the Corvex Funds has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Corvex Persons used the working capital of the Corvex Funds to purchase the 3,344,133 Shares reported herein. The total purchase price for the Shares reported herein was approximately $100,746,288.

Various of the Corvex Persons may effect purchases of securities through margin accounts maintained for the Corvex Funds with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts.

Item 4. Purpose of Transaction

The Corvex Persons acquired the Shares reported herein over which they exercise beneficial ownership in the belief that the Shares are undervalued and an attractive investment. As of the close of business on October 11, 2019, the Corvex Persons’ beneficial ownership of Shares exceeded 5% of the outstanding Shares.

After the close of business on October 18, 2019, the Corvex Persons agreed with the Jericho Persons to work together to engage with the Issuer and its management regarding its business and prospects. The Corvex Persons and the Jericho Persons believe that combining their complementary expertise, skill sets and perspectives will be beneficial in discussions with the Issuer. The Corvex Persons and the Jericho Persons anticipate having private discussions with the Issuer as soon as practicable.

The Corvex Persons and the Jericho Persons have no agreements or understandings between them relating to the Shares other than as described above, and each of the Corvex Persons and the Jericho Persons, respectively, will independently exercise voting and investment power over the Shares reported as beneficially owned by each of them. As a result of the activities described above, the Corvex Persons and the Jericho Persons may be deemed to be acting as a “group” within the meaning of Regulation 13D-G of the Securities Exchange Act of 1934, as amended.

The Corvex Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board of Directors, price levels of the Shares, other investment opportunities available, conditions in the securities market and general economic and industry conditions, take such actions with respect to their separate investments in the Issuer as they deem appropriate. These actions may include, without limitation: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are convertible into Shares, or are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; (iv) entering into discussions with third parties relating to the Issuer; or (v) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b) Corvex may be deemed to be the beneficial owner of 3,344,133 Shares, which represent approximately 7.2% of the Issuer’s outstanding Shares. By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares. The Corvex Persons may be deemed to have sole power to vote and sole power to dispose of 3,344,133 Shares.

The percentage calculated in the immediately foregoing paragraph is calculated based on a total of 46,210,958 Shares outstanding as of August 1, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2019.

The Jericho Persons have represented to Corvex that they beneficially own 3,345,094 Shares. Collectively, the Corvex Persons and Jericho Persons beneficially own 6,689,227 Shares, which represent approximately 14.5% of the Issuer’s outstanding Shares. The Corvex Persons disclaim beneficial ownership of any Shares beneficially owned by the Jericho Persons.

(c) Except as set forth in Exhibit 2 attached hereto, there have been no transactions in the Shares during the sixty days prior to the date hereof by any of the Corvex Persons.

(d) The limited partners of (or investors in) each of the private investment funds for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the arrangements described herein, to the best knowledge of the Corvex Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement

Exhibit 2	Transactions in the Shares effected in the past 60 days

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 21, 2019	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: October 21, 2019	KEITH MEISTER

	By:	/s/ Keith Meister
Keith Meister